Exhibit 2

PERION NETWORK LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Yacov Kaufman, Chief Financial Officer of the Company, and Limor Gershoni Levy, General Counsel of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Company's Ordinary Shares, par value NIS 0.01 per share, which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Monday, September 26, 2016 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal, this Proxy will be voted FOR Proposal 1 and AGAINST Proposal 2.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” PROPOSAL 1 AND “AGAINST” PROPOSAL 2.

Proposal 1:  Board of Directors proposal to approve amendments to our Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: Shareholder proposal to approve amendments to our Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Extraordinary General Meeting.

_______________________	Date: __________, 2016
Signature of Shareholder

_______________________	Date: __________, 2016
Signature of Shareholder

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.